BLUE FASHION CORP.

2780 So. Jones Blvd. #3752
 Las Vegas, Nevada 89146
Tel. (702) 605-4371
Email: director@bluefashioncorp.biz

                                                                                                                August 12, 2013

VIA EDGAR

Larry Spirgel
Assistant Director
U.S. Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

Re: BLUE FASHION CORP.
       Amendment No.2 to
       Registration Statement on Form S-1
       Filed July 19, 2013
       File No. 333-188119

Dear Mr. Spirgel:

Blue Fashion Corp. (the “Company”) herewith files with the Securities and Exchange Commission (the "Commission") Amendment No. 2 to the registration statement on Form S-1 (the "Amended Registration Statement") in response to the Commission's comments, dated July 22, 2013, with reference to the Company's registration statement on Form S-1 filed with the Commission on July 19, 2013.

In addition to the Amended Registration Statement, the Company supplementally responds to the Commission's comments as follows:

Prospectus Cover Page, page 3

1.	Revise to include the legend as required pursuant to Item 501(b)(7) of Regulation S-K.

        Response:

        We have revised this section to include the legend.

Prospectus Summary, page 5

2.	Revise your disclosure to include the Internet domain name you purchased.

                Response:

    We have revised our disclosure to include domain name we purchased.

Description of Business, page 22

Agreement with Ms. Nina Vorkapic, page 23

3.
We reissue our comment 14 in our letter dated May 16, 2013. Please disclose the term of the agreement with Ms. Nina Vorkapic in this section. We note Section 10 of the agreement filed as Ex. 10.1 to the registration statement, states the term of the agreement is for a period of 2 years.

Response:

We have revised this section of the Registration Statement in accordance with the comment of the Commission.

Exhibit 23.2

4.	Please request that your independent registered public accounting firm refer to the amendments to Form S-1 as well as Form S-1 in their next consent.

Response:

With Commission’s instructions we have requested our independent registered public accounting firm to refer to the amendments to Form S-1 as well as Form S-1 in their next consent.

Please direct any further comments or questions you may have to us at director@bluefashioncorp.biz and to the Company’s legal counsel Mr. Thomas Puzzo at:

Law Offices of Thomas E. Puzzo, PLLC
3823 44th Ave. NE
Seattle, Washington 98105
Direct Tel: (206) 522-2256
Cell: (206) 412-6868
Fax:  (206) 260-0111
E-mail: tpuzzo@msn.com

Sincerely,

/s/ Bojana Banjac
Bojana Banjac, President